Exhibit 3.8

STATE OF DELAWARE

CERTIFICATE OF FORMATION

OF

GE CAPITAL FUNDING, LLC

This Certificate of Formation of GE Capital Funding, LLC is executed by the undersigned for the purpose of forming a limited liability company pursuant to section 18-201 of the Limited Liability Company Act of the State of Delaware.

FIRST:         The name of the limited liability company formed hereby is GE Capital Funding, LLC.

SECOND:    The address of its registered office in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name of its registered agent for service of process at such address is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Formation this 24th day of April, 2020.

By:	/s/ Victoria Vron
	Name:	Victoria Vron
	Title:	Authorized Person